UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

2seventy bio, Inc.

(Name of Subject Company)

2seventy bio, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

901384107

(CUSIP Number of Class of Securities)

Chip Baird

Chief Executive Officer

2seventy bio, Inc.

60 Binney Street

Cambridge, Massachusetts, 02142

(617) 675-7270

With copies to:

Robert F. Masella, Esq.

Mark S. Opper, Esq.

Tevia K. Pollard, Esq.

Michael H. Bison, Esq.

Gregg L. Katz, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned cash tender offer (the “Offer”) by Daybreak Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of 2seventy bio, Inc., a Delaware corporation (the “Company” or “2seventy bio”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of March 10, 2025, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Upon the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, with the Company as the surviving corporation. This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

•	Exhibit 99.1: Email from Lynelle Hoch, President of Cell Therapy Organization at Bristol Myers-Squibb, to 2seventy bio employees on March 13, 2025.

Cautionary Note Regarding Forward-Looking Statements

This document contains statements that are not statements of historical fact, or “forward-looking statements”, including with respect to the proposed acquisition of 2seventy bio by BMS, the expected timetable for completing the transaction, future opportunities for the combined businesses, the expected benefits of BMS’s acquisition of 2seventy bio and the development and commercialization of Abecma. These statements may be identified by the fact they use words such as “should,” “could,” “expect,” “anticipate,” “estimate,” “target,” “may,” “project,” “guidance,” “intend,” “plan,” “believe,” “will” and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance, although not all forward-looking statements contain such terms. These statements are only predictions, and such forward-looking statements are based on current expectations and involve inherent risks, assumptions and uncertainties, including internal or external factors that could delay, divert or change any of them, that are difficult to predict, may be beyond 2seventy bio’s control and could cause actual outcomes and results to differ materially from those expressed in, or implied by, the forward-looking statements. Actual results may differ materially because of numerous risks and uncertainties including with respect to (i) the timing of the tender offer and subsequent merger, (ii) the number of shares of 2seventy bio common stock that will be tendered in the tender offer, (iii) the risk that the expected benefits or synergies of the acquisition will not be realized, (iv) the risk that legal proceedings may be instituted related to the merger agreement, (v) any competing offers or acquisition proposals for 2seventy bio, (vi) the possibility that various conditions to the consummation of the tender offer or the acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the acquisition and (vii) unanticipated difficulties or expenditures relating to the proposed acquisition, including the response of business partners and competitors to the announcement of the proposed acquisition or difficulties in employee retention as a result of the announcement and pendency of the proposed acquisition. The actual financial impact of this transaction may differ from the expected financial impact described in this document. In addition, the compounds described in this document are subject to all the risks inherent in the drug development process, and there can be no assurance that the development of these compounds will be commercially successful. No forward-looking statement can be guaranteed. Forward-looking statements in this document should be evaluated together with the many risks and uncertainties that affect BMS’s business and market, particularly those identified in the cautionary statement and risk factors discussion in BMS’s Annual Report on Form 10-K for the year ended December 31, 2024, and its subsequent Quarterly Reports on Form 10-Q, and 2seventy bio’s business, particularly those identified in the risk factors discussion in 2seventy bio’s Annual Report on Form 10-K for the year ended December 31, 2023, and its subsequent Quarterly Reports on Form 10-Q, as well as other documents that may be filed by BMS or 2seventy bio from time to time with the Securities and Exchange Commission (the “SEC”). Neither BMS nor 2seventy bio undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements made in this document relate only to events as of the date on which the statements are made and readers are cautioned not to place undue reliance on such statements.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of 2seventy bio or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by BMS and Merger Sub, a wholly owned indirect subsidiary of BMS, with the SEC, and a solicitation/recommendation statement on Schedule 14D-9 will be filed by 2seventy bio with the SEC. The offer to purchase shares of 2seventy bio common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the offer to purchase, the related letter of transmittal, certain other tender offer documents and the solicitation/recommendation statement, when available, and other documents filed with the SEC on the SEC’s website at www.sec.gov or by directing such requests to the information agent for the offer, which will be named in the tender offer statement. The offer to purchase and related tender offer documents may also be obtained for free on BMS’s website at www.bms.com/investors or 2seventy bio’s website at www.ir.2seventybio.com. In addition, BMS and 2seventy bio each files annual, quarterly and current reports and other information with the SEC, which are also available to the public at no charge at www.sec.gov.